Exhibit 6.9

AMENDMENT NO. 3

For Renewal Term

between	And
University of Florida Research Foundation dba	IdentifySensors Biologics Corp
UF Innovate | Accelerate @ The Hub	747 SW 2nd Avenue, Box 35
747 SW 2nd Avenue, Box 47	Gainesville, FL 32601
Gainesville, FL 32601	(hereinafter “Licensee”)
(hereinafter, the “Facility”)

This Amendment No. 3, dated 3/6/2025 | 2:40 PM EST., is between the University of Florida Board of Trustees, a public body corporate (“UF”) in Gainesville, Florida, as owner of UF Innovate | Accelerate @ Sid Martin Biotech (FACILITY), a biotech incubator, and UF Innovate | Accelerate @ The Hub (FACILITY), a mixed-use incubator, and IdentifySensors Biologics Corp (hereinafter known as “Licensee”), a Delaware corporation. UF and Licensee agree as follows:

WHEREAS, UF and Licensee entered into an Incubator Space License Agreement relating to licensed space at UF Innovate | Accelerate @ The Hub, dated January 18, 2023 (the “ILA”) and thereafter Amendment 1, dated February 9, 2023, and Amendment 2, dated March 15, 2024.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein the parties agree as follows:

1.	Licensee’s ILA termination date is hereby extended through February 28, 2026. The renewal rate is $7,500.00 per month, before tax.

2.	To remain in good standing, Licensee will follow the Statement of Expectations (Appendix A).

3.	Except as expressly provided herein, all terms and conditions of the original ILA shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have hereunto set their hands and seals and duly executed this Amendment as of the day and the year first set forth above.

University of Florida		IdentifySensors Biologics
UF Innovate | Accelerate

By:	/s/ Jim O’Connell	By:	/s/ Gregory Hummer
Jim O’Connell, AVP of Research & Director of Technology Licensing		Gregory Hummer, CEO

Date	3/6/2025 | 2:40 PM EST	Date	3/6/2025 | 1:10 PM EST

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APPENDIX - A

Statement of Expectations

To maintain your business venture in good standing, the business venture is expected to, at a minimum:

1.	Dedicate at least one full-time equivalent employee to the venture.
2.	On February 1 of each year, you will receive a survey link to complete the economic impact survey for the prior calendar year. You must complete the survey for the prior calendar year your business was a resident of our UF Innovate|Accelerate program. The completed response is due by March 1. Failure to file an accurate and timely response on time will result in a renewal rent adjustment of up to 25%.
3.	At the time of program completion or exit by the client, economic impact reports for the current period are due within 30 days of the program exit date.
4.	Meet with mentor(s) or advisors periodically for business advice, counsel or mentoring support. Ideally, there should be 1-2 meetings per month. Meetings can be held in person, via videoconference, email, phone, text messaging or other convenient method(s).
5.	Provide annual audited or compiled financial statements for the entity located in UF Innovate| Accelerate’s Facilities for the most recent fiscal year each year of the lease.
6.	Complete Fluency Score at time of admission to incubation program and subsequent quarterly updates.
7.	Establish realistic and attainable commercialization milestones for the development of the Founding Team and the business venture. Develop or have in place a company dashboard to track venture progress internally.
8.	Present milestones and business model to UF Innovate | Accelerate’s advisors and mentors in person.
9.	Demonstrate the ability to pay the monthly ILA by having at least six months of cash flow on hand.
10.	Pursue legitimate activities consistent with the business approved for admissions to the Facilities. An entity will not operate any other business out of the Facility that was not disclosed and approved for admissions without prior approval of UF.
11.	Periodically attend events, workshops, and training appropriate to the stage of business and upskilling required or needed by the Founders and their team throughout their progression while a client of the Program.
12.	Quality program participation is an important determinant in the level of annual rent increases applied to Licensee. There is an expectation that Licensee is using the services it requires for growth and development of their venture, attending workshops, training, other offered client programs and adding value to the UF Innovate|Accelerate entrepreneurial community.
13.	No employees or interns under the age of 18-years-old are permitted access to the facilities.
14.	Membership is only for the qualified company admitted to the program. You may not use your membership to launch, develop or commercialize another company. Member/Client must disclose all controlled and non-controlled ownership interests in its application and keep up to date while a member.
15.	Designated Office/lab spaces may not be used for long-term storage. Any prolonged use of space for non-incubating purposes may result in forfeiture/claw back of that space by INCUBATOR MANAGEMENT with five days’ notice. Licensee must request permission in advance for temporary use of space for storage or other non-incubating purposes.
16.	Non-exclusive use to common areas and may not be coveted by client for their exclusive use. No alteration of common areas without express written permission of Licensor. There are no guarantees of availability of common areas for general use.
17.	All signage must be approved by Licensor especially interior signs, signs on windows, or signs blocking windows. Signs in windows facing the exterior of building (corporate, advertising, or otherwise) require prior written approval of Licensor. No signs may be placed in common areas or non-licensee-leased areas without prior written approval of Licensor.

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18.	If LICENSEE experiences a change of control during the term of Agreement and is substantially or partially acquired by another entity, LICENSEE will notify INCUBATOR MANAGEMENT within 14 days of said event and will be subject to pricing and program participation changes if agreement is renewed. The new company must qualify and be admitted to the incubation program. LICENSEE understands it is receiving a market rate reduction for space that upon renewal the extension pricing and terms will be subject to current market conditions and program terms for the surviving entity.
19.	Understand that the program is a shared space and focused on entrepreneurial community-building. By participating in the program, you and your team are expressly willing to give back to others and support others in their entrepreneurial journey by actively engaging in the activities within the program. The program’s expectation is that you are a good entrepreneurial community citizen and/or a good lab citizen, respectful of others, the Facilities, and our reputation in the community. Additionally, our guidelines expect that you will refrain from any hazing, bullying or harassment of any other person within the entrepreneurial community. There is a zero-tolerance to behavior THAT INTIMIDATES, BULLIES, HARASSES OR HAZES ANY OTHER PERSON.
20.	We are a community dedicated to giving back. We want to change the world by inspiring early-stage corporate philanthropy. Upon exit from our program, please consider making a pledge and/or financial contribution to the UF Innovate| Accelerate Greater Gator Fund to support inspiring entrepreneurs to create, change and cure for a better world.

I certify that I have read and understand the above Statement of Expectations.

/s/ Gregory Hummer	3/6/2025 | 1:10 PM EST
Gregory Hummer, CEO	Date

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